Form C

ADD COMMENT

COMMENT HISTORY (27)

Cover Page

Name of issuer:

GroundWorx Inc.

Legal status of issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

DE

Date of organization:

8/18/2014

Physical address of issuer:

7800 Southeast 27th Street
Suite 402
Mercer Island, WA 98040

Website of issuer:

https://www.getgroundworx.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.9% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

- ☐ Common Stock
- ☑ Preferred Stock
- ☐ Debt
- ☐ Other

Target number of securities to be offered:

50,000

Price:

$2.50

Method for determining price:

Dividing pre-money valuation $21,231,563.00 (or $16,397,250.00 for investors in the first $500,000) by number of shares outstanding on fully diluted basis.

Target offering amount:

$100,000.00

Oversubscriptions accepted:

- ☑ Yes
- ☐ No

Disclose how oversubscriptions will be allocated:

- ☐ Pro-rata basis
- ☐ First-come, first-served basis
- ☑ Other

Describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$1,235,000.00

Deadline to reach the target offering amount:

4/30/2027

4/30/2027

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

Current number of employees:

2

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$103,253.00	$72,260.00
Cash & Cash Equivalents:	$9,296.00	$8,845.00
Accounts Receivable:	$7,253.00	$30,704.00
Current Liabilities:	$981,542.00	$796,520.00
Non-Current Liabilities:	$25,845.00	$0.00
Revenues/Sales:	$396,325.00	$457,279.00
Cost of Goods Sold:	$248,022.00	$245,219.00
Taxes Paid:	$0.00	$0.00
Net Income:	($184,874.00)	($368,152.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

GroundWorx Inc.

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes
☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined
Brad David	CEO	GroundWorx	2015
Kelly Hill	CEO	Asset One	2017
Dennis Clark	Operations	Retired	2020
Diego Borrego	Electrical Engineer	Vestigon	2018
Vince Petrella	CFO	Self Employed / Consultant	2022

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Sandy Robertson	COO	2026
Wade Williams	CIO	2023
Brad David	CEO	2015
Kelly Hill	Secretary	2017
Diego Borrego	President	2018
Vince Petrella	Treasurer	2022

For three years of business experience, refer to Appendix D: Director & Officer Work History.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	% of Voting Power Prior to Offering
Brad David	50%+

Business and Anticipated Business Plan

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan.

RISK FACTORS

8. Discuss the material factors that make an investment in the issuer speculative or risky:

A crowdfunding investment involves risk. Investors should not invest any funds unless they can afford to lose the entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

> Subject to risks associated with intellectual property protection and enforcement. Litigation, challenges to patent rights, or claims of infringement by third parties could adversely affect business, financial condition, and ability to commercialize our products.

> We rely on a limited number of key employees and leaders to execute our strategy. If we are unable to retain these individuals or attract additional qualified personnel as we grow, our operations and future performance could be negatively impacted.

> Economic conditions, geopolitical developments, regulatory requirements, or other external factors may limit ability to enter new markets or scale internationally as anticipated.

> Supply chain disruptions, vendor constraints, or increases in component and material costs could impact ability to meet demand, maintain margins, or scale operations as planned.

> We may require additional capital to support operations and execute our growth strategy. There can be no assurance that additional financing will be available on acceptable terms, or at all. If we are unable to secure sufficient funding, our business, financial condition, and growth plans could be adversely affected.

> We operate in a competitive market and may face competition from established companies with greater resources. Increased competition could result in pricing pressure, reduced market share, or the need for additional investment to remain competitive.

> Diego Borrego, Kelly Hil, Vince Petrella and Dennis Clark are part-time officers. As such, it is likely that the company will not make the same progress as it would if that were not the case.

> Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

> Purchasers of the securities in this offering will hold a minority position in the company and will have no ability to control or significantly influence company decisions, including decisions regarding business strategy, future financings, mergers or acquisitions, dividend policy, or the sale of the company. The company's management and any majority shareholders will make all decisions regarding the operation of the business. As a minority investor, you will have limited voting rights and limited ability to protect your interests if you disagree with management's decisions. The interests of management and controlling shareholders may differ from your interests as a minority investor. For example, management may decide to pursue strategies that benefit their interests at the expense of minority shareholders, may approve transactions with related parties on terms that are not favorable to the company, or may decide to raise additional capital on terms that are highly dilutive to existing investors. You will have limited access to information about the company compared to what would be available if the company were publicly traded, and you will have limited ability to influence or challenge management decisions. You must be prepared to rely entirely on management's judgment and to accept that your investment may be adversely affected by decisions over which you have no control.

> Our success depends almost entirely on the continued services and performance of our two-person team. With only two employees, we have no redundancy in critical business functions, and the loss of either team member would have an immediate and severe impact on our operations, product development, customer relationships, and ability to execute our business plan. We face significant challenges in attracting, training, and retaining additional qualified personnel as we attempt to grow, particularly given our limited financial resources and early stage. We do not maintain key person life insurance on our personnel. Competition for qualified employees in the agricultural technology and IoT sectors is intense, and we may not be able to attract or retain the personnel necessary to develop our business. Any inability to expand our team or the loss of our current personnel could significantly delay or prevent the achievement of our business objectives.

> Our business model relies on the deployment of wireless soil sensors in outdoor agricultural and turf management environments where they are exposed to harsh conditions including weather, moisture, temperature extremes, and physical damage. These sensors must function reliably over extended periods to provide the continuous data our platform requires. We face risks related to sensor failure rates, battery life limitations, connectivity issues, calibration drift, and the need for ongoing maintenance and replacement. Any significant technical failures, higher-than-anticipated failure rates, or inability to service deployed sensors could result in customer dissatisfaction, contract terminations, warranty claims, and damage to our reputation. Additionally, as a company with very limited resources, we may lack the capital necessary to replace failed sensors or maintain adequate inventory levels to support our customer base. Our ability to scale our business depends on our capacity to manufacture, deploy, and maintain sensors reliably and cost-effectively, which remains unproven at our current stage of development.

> Our business depends on third-party suppliers and manufacturers for critical components and materials used in our wireless soil sensors, including electronic components, batteries, circuit boards, and sensor housings. We have limited control over our suppliers and may face disruptions due to component shortages, manufacturing delays, quality control issues, price increases, or supplier financial difficulties. Global supply chain disruptions, geopolitical events, trade restrictions, or natural disasters could significantly impact our ability to obtain necessary components in a timely and cost-effective manner. Given our very limited financial resources and early stage, we likely lack the purchasing power to negotiate favorable terms or secure priority allocation of scarce components. We may also lack the working capital necessary to maintain adequate inventory buffers. Any significant supply chain disruption could prevent us from fulfilling customer orders, damage customer relationships, and harm our reputation and financial condition. Our inability to secure reliable, cost-effective supply chains could prevent us from scaling our business or force us to modify our product design in ways that could affect performance or increase costs.

> We currently have very limited cash reserves and have not demonstrated the ability to generate sufficient revenue to cover our operating expenses. We will require substantial additional funding to continue developing our products, expand our sales and marketing efforts, build our team, maintain and expand our sensor deployments, and support ongoing operations. We do not currently have commitments for additional financing beyond this offering, and there can be no assurance that additional capital will be available on acceptable terms, if at all. Our ability to obtain additional financing may be limited by our early stage, lack of operating history, absence of profitability, and general market conditions. If we are unable to raise additional capital when needed, we may be forced to delay, reduce, or eliminate our product development programs, reduce our sales and marketing efforts, curtail or cease operations entirely, or seek alternative arrangements that may be highly dilutive to existing investors. The inability to secure adequate financing would have a material adverse effect on our business, financial condition, and prospects, and could result in the total loss of your investment.

We have incurred net losses since our inception and expect to continue incurring losses for the foreseeable future. We anticipate that our operating expenses will increase substantially as we attempt to expand our sales and marketing activities, develop new products and features, increase our customer support capabilities, expand our team, and scale our sensor deployment and maintenance operations. Our ability to achieve profitability depends on numerous factors, many of which are beyond our control, including our ability to attract and retain customers, achieve market acceptance of our products, maintain competitive pricing while managing costs, and successfully scale our operations. Even if we achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. If we are unable to achieve and maintain profitability, the value of our company may significantly decrease, and investors could lose all or part of their investment.

The agricultural technology and turf management sectors are highly competitive, and we face competition from established companies with substantially greater financial, technical, marketing, and operational resources than we possess. Our competitors include large agricultural equipment manufacturers, established IoT and sensor companies, irrigation system providers, and other agricultural technology firms that offer soil monitoring or farm management solutions. Many of these competitors have longer operating histories, greater name recognition, larger customer bases, more established distribution channels, and the ability to devote greater resources to product development, marketing, and customer support. These competitors may be able to respond more quickly to new technologies or changes in customer requirements, offer more attractive pricing or bundled solutions, or leverage existing customer relationships to prevent us from gaining market share. Additionally, well-capitalized competitors could acquire emerging companies in our space or develop competing technologies that render our solutions less competitive or obsolete. Our ability to compete successfully will depend on our capacity to demonstrate superior value, maintain technological advantages, and build strong customer relationships, all of which remain unproven given our very early stage and limited resources.

Our success depends on golf courses, agricultural operations, universities, and municipalities adopting our soil monitoring technology and changing their traditional turf and crop management practices. Many potential customers may be hesitant to invest in new technology, particularly if they are satisfied with existing methods, face budget constraints, or are uncertain about the return on investment. The decision to purchase our solution often requires capital expenditure approval and may involve lengthy sales cycles, particularly with institutional customers. Economic downturns, reduced water costs in certain regions, or decreased emphasis on sustainability initiatives could reduce demand for our products. Additionally, the agricultural and turf management industries can be conservative and slow to adopt new technologies, particularly from unproven vendors. Seasonal factors may also affect purchasing decisions and revenue timing, as customers may be more likely to invest in soil management solutions during certain times of the year. If market adoption is slower than we anticipate or if we are unable to demonstrate clear value and return on investment to potential customers, our growth will be limited and our business will be materially harmed.

Our business serves the agricultural and turf management industries, which are inherently seasonal in nature. Demand for our soil monitoring solutions, customer purchasing patterns, and sensor deployment activities may vary significantly based on growing seasons, weather patterns, and the timing of customers' budget cycles. Golf courses and agricultural operations may be more focused on soil management and irrigation optimization during active growing seasons and may reduce their technology investments during off-seasons. This seasonality could cause significant fluctuations in our quarterly revenue and cash flow, making it difficult to predict our financial performance and plan our operations. Given our very limited cash reserves, any period of reduced revenue could create severe liquidity challenges and threaten our ability to continue operations. Seasonal fluctuations may also make it more difficult to manage inventory levels, plan staffing needs, and maintain consistent service levels throughout the year.

Our business involves collecting, storing, and analyzing data from sensors deployed at customer sites, which may include information about soil conditions, water usage, and operational practices. We are subject to various federal, state, and international data privacy and security laws and regulations, including requirements related to data protection, breach notification, and cybersecurity standards. These regulations are complex, evolving, and may vary significantly across different jurisdictions where our customers operate. Compliance with these requirements may require us to implement costly security measures, modify our data handling practices, or limit certain business activities. As a very early-stage company with limited resources, we may lack the expertise and capital necessary to implement and maintain comprehensive data security and privacy compliance programs. Any failure to comply with applicable regulations could result in significant fines, penalties, litigation, or restrictions on our ability to conduct business. Additionally, any data breach, unauthorized access to customer data, or cybersecurity incident could result in liability, regulatory enforcement actions, loss of customer trust, and significant reputational harm that could severely damage our business prospects.

Our business operates at the intersection of agriculture, water conservation, and environmental management, which are subject to extensive and evolving federal, state, and local regulations. Changes in water use regulations, drought restrictions, agricultural practices requirements, or environmental protection laws could significantly impact demand for our products, either positively or negatively. While increased water conservation mandates could drive demand for our solutions, new regulations could also impose compliance burdens on our customers that affect their willingness or ability to invest in our technology. Additionally, our sensors and technology may need to comply with various environmental, safety, and agricultural equipment standards that vary by jurisdiction. We may also face regulations related to the disposal or recycling of electronic sensors and batteries. As regulations continue to evolve, particularly regarding water rights, agricultural practices, and environmental sustainability, we may be required to modify our products, change our business practices, or incur additional compliance costs. Our failure to comply with applicable regulations could result in fines, penalties, product recalls, or restrictions on our ability to sell our products in certain markets.

Our success depends in part on our ability to protect our proprietary technology, including our AI algorithms, sensor designs, software platform, and data analytics methods. We rely on a combination of trade secrets, confidential know-how, and potentially patents or trademarks to protect our intellectual property. However, we may not be able to adequately protect our intellectual property rights, and competitors may be able to independently develop similar technologies or reverse-engineer our solutions. As an early-stage company with very limited resources, we may lack the financial capacity to pursue patent protection, enforce our intellectual property rights, or defend against infringement claims. The agricultural technology and IoT sectors include numerous companies with extensive patent portfolios, and we may face claims that our technology infringes on the intellectual property rights of others. Defending against such claims, even if meritless, could be extremely costly and time-consuming and could divert management attention from operating our business. If we are found to infringe on others' intellectual property, we could be required to pay substantial damages, cease using certain technologies, or obtain expensive licenses, any of which could materially harm our business. Additionally, employees or contractors may have access to our proprietary information, and we may not be able to prevent unauthorized disclosure or use of our trade secrets.

Our AI-powered soil management platform likely relies on third-party cloud computing services, data storage providers, wireless connectivity networks, and other technology infrastructure to collect, transmit, store, and analyze sensor data. We depend on these third-party providers to maintain reliable, secure, and scalable services. Any disruption, outage, security breach, or performance degradation in these third-party services could prevent our sensors from transmitting data, make our platform unavailable to customers, or result in data loss. We have limited control over these third-party providers and may have limited recourse if they fail to perform adequately. Additionally, these providers may increase their prices, change their terms of service, discontinue services we rely upon, or experience financial difficulties. As a company with very limited resources, we may lack the technical expertise or financial capacity to quickly migrate to alternative providers or to negotiate favorable service terms. Our dependence on third-party wireless networks for sensor connectivity also means that coverage gaps, network outages, or changes in network technology could affect our ability to deliver our services. Any significant disruption in third-party services could result in customer dissatisfaction, contract breaches, and harm to our reputation and business.

There is currently no public market for our securities, and we do not expect one to develop in the foreseeable future. The securities being offered have not been registered under the Securities Act of 1933 or any state securities laws and are subject to significant restrictions on transfer. Under Regulation Crowdfunding, you will not be permitted to transfer the securities for a period of one year from the date of purchase except in very limited circumstances, such as transfers to the company, to accredited investors, or as part of a registered offering. Even after the one-year holding period, there may be no market for the securities, and you may be unable to liquidate your investment even in the event of an emergency. You should be prepared to hold these securities indefinitely and to bear the economic risk of your investment for an indefinite period of time. The lack of liquidity may also make it difficult to value your investment accurately. You should not invest in these securities unless you can afford to lose your entire investment.

We will require substantial additional capital beyond the proceeds of this offering to fund our operations and growth. We expect to seek additional financing through future equity offerings, debt financings, or other arrangements. Any future issuance of equity securities will dilute your ownership percentage in the company, potentially significantly. Future investors may receive rights, preferences, or privileges that are superior to those of the securities being offered in this offering, including liquidation preferences, anti-dilution protections, or enhanced voting rights. We may also issue securities at valuations that are lower than the valuation in this offering, which would result in

immediate dilution to your investment. As a holder of preferred stock, you may have certain preferences over common stockholders, but you will likely be subordinate to future classes of preferred stock that may be issued. Additionally, if we raise capital through debt financing, the debt holders would have priority over equity holders in the event of liquidation. The company is not obligated to offer existing investors the opportunity to participate in future financings, and you may have no ability to prevent dilutive transactions. Given our very limited cash reserves and ongoing capital needs, significant future dilution is highly likely.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$100,000**

Use of Proceeds: **With a minimum raise,** we will be limited to a sales-only strategy business model of our current go-to-market plan. We will be unable to focus on development of software or hardware until such financial goals through a sales strategy are achieved (aka max raise).
40% - Sales & Marketing
26.1% - Operations & Teams
26.1% - Product Development
7.9% - Wefunder fee

If we raise: **$1,235,000**

Use of Proceeds: **With a maximum raise,** we'll be able to accelerate commercialization on a worldwide scale—including expanding sales with increased deployments, and advancing development of our GroundWorx GAIN Intelligence Platform and progression of our next-generation products.
40% - Sales & Marketing
26.1% - Operations & Teams
26.1% - Product Development
7.9% - Wefunder fee

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline.

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Priced Round: $21,231,563.00 pre-money valuation

See exact security attached as Appendix B, Investor Contracts

GroundWorx Inc. is offering up to 617,500 shares of Series Seed Preferred Stock, at a price per share of $2.50.

Investors in the first $500,000.00 of the offering will receive stocks at a price per share of $2.00, and a pre-money valuation of $16,397,250.00. Wefunder VIP investors will be entitled to these terms for the entire duration of the offering, even if the threshold limit noted above is met.

The campaign maximum is $1,235,000.00 and the campaign minimum is $100,000.00.

VIP Bonus GroundWorx will offer a discount to the normal terms listed in this Form C for all investments that are committed by investors who are part of Wefunder, Inc's VIP program. This means eligible Wefunder investors will receive a discount for any securities they purchased in this offering. For more specific details on the company's discount, please review the description of the terms above.

The discount is only valid until the offering closes. Investors eligible for the bonus will also receive priority if they are on a waitlist to invest and the company exceeds its maximum funding goal. They will be given the first opportunity to invest if space in the offering becomes available due to the cancellation or failure of previous investments.

Securities Issued by the SPV Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV is formed concurrently with the filing of the Form C. Given this, the SPV does not have any financials to report. The SPV is managed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. While the Issuer may be required to pay an annual administrative fee for the maintenance of the SPV, investors should note the Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

Voting Rights If the securities offered by the Company and those offered by the SPV have voting rights, those voting rights may be exercised by the investor or his or her proxy. The applicable proxy is the Lead Investor, if the Proxy (described below) is in effect.

Proxy to the Lead Investor The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor. Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

Restriction on Transferability The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

16. How may the terms of the securities being offered be modified?

This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.
Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal,
Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:

Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and

Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

Restrictions on Transfer of the Securities Being Offered:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Authorized	Outstanding	Voting rights
Common Stock	7400000	6081532	☑
Preferred Seed Shares	600000	544000	☑

Class of Security	Total Pool
Warrants	165499
Options	2000000

Describe any other rights:

1) Common Stock has been for investments to date
2) Options & Warrants have 2 classes, QSO = basic stock options / RSO = Restricted Stock Options / Warrants - Future investment opprotunity
3) Preferred Seed Shares for Wefunder
All shares have voting rights, and Preferred Seed shares have the only liquidation preference

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).
These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.
To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.
Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.
Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the shareholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the shareholders** may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The shareholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. **The shareholders** have the right to redeem their securities at any time. **Shareholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

- unrelated third party valuations of our common stock;
- the price at which we sell other securities, such as convertible debt or preferred stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the lack of marketability of our common stock;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Loan
Amount: $35,640.00
Outstanding principal plus interest: $35,640.00 as of 9/14/2026
Interest rate: 7.0% per annum
Maturity date: 12/31/2025
Loan Payable | Lender: Craig Kirkpatrick | Principal: 35640 | Loan payable to Craig Kirkpatrick bearing interest at 7% per annum. Balance of $35,640 at December 31, 2024 and December 31, 2025 (included in loans payable of $60,503 at 12/31/2025). Accrued interest to be settled through restricted stock option grants.

Loan

Amount: $19,863.00
Outstanding principal plus interest: $19,863.00 as of 9/14/2026
Maturity date: 12/31/2025
Working Capital Loan | Lender: WebBank (QuickBooks Capital) | Working capital loan from WebBank (QuickBooks Capital) with balance of $19,863 at December 31, 2025 | drawn during 2025 and repayable in monthly installments including interest.

Loan
Amount: $10,971.00
Outstanding principal plus interest: $10,971.00 as of 9/14/2026
Interest rate: 6.0% per annum
Note Payable | Lender: Dave Dutch | Principal: 10971 | Note payable of $10,971 to Dave Dutch arising from January 2025 conversion of an account payable that Mr. Dutch satisfied on the Company's behalf. Bears interest at 6% per annum per Note 7 accrued interest disclosure.

Loan
Lender: Kelly Hill
Amount: $17,500.00
Outstanding principal plus interest: $17,500.00 as of 9/14/2026
Maturity date: 12/31/2025
Related Party Loan | Lender: Kelly Hill | Principal: 17500 | Related party loan from Kelly Hill | $17,500 balance included in related party loans payable of $26,280 at December 31, 2025.

Related party
Name: Kelly Hill
Relationship: Related party
Amount: $17,500.00

Loan
Amount: $5,000.00
Outstanding principal plus interest: $5,000.00 as of 9/14/2026
Advance | Lender: Andrew Wapstra | Principal: 5000 | $5,000 advance received from Andrew Wapstra in December 2025 | included in loans payable.

Loan
Lender: Dennis Kubacak
Amount: $1,697.00
Outstanding principal plus interest: $1,697.00 as of 9/14/2026
Related Party Loan | Lender: Kubacak family | Principal: 1697 | Related party loan from the Kubacak family ($1,697) | Dennis Kubacak, a shareholder, passed away in July 2025 and amounts are payable to his estate. Included in related party loans payable.

Related party
Name: Dennis Kubacak
Relationship: Shareholder (deceased; estate is payee)
Amount: $1,697.00

Loan
Lender: Vince Petrella
Amount: $2,500.00
Outstanding principal plus interest: $2,500.00 as of 9/14/2026
Related Party Loan | Lender: Vince Petrella | Principal: 2500 | Related party loan from Vince Petrella ($2,500) | advanced in December 2025. Included in related party loans payable.

Related party
Name: Vince Petrella
Relationship: Related party
Amount: $2,500.00

Loan
Lender: Chad Dinkins
Amount: $5,250.00
Outstanding principal plus interest: $5,250.00 as of 9/14/2026
Related Party Loan / Advance | Lender: H A AG Solutions LLC (Chad Dinkins) | Other related party amounts of $3,462 (per Note 8 'other related parties ($3,462)') including a $5,250 advance received in December 2024 through H A AG Solutions LLC (Chad Dinkins). Included in related party loans payable.

Related party
Name: Chad Dinkins
Relationship: Related party (via H A AG Solutions LLC)
Amount: $5,250.00

Convertible Note
Creditor: Diego Borrego
Amount: $14,874.00
Outstanding principal plus interest: $14,874.00 as of 9/14/2026
Interest rate: 6.0% per annum
Maturity date: 12/31/2025
Promissory Note | Lender: Diego Borrego | Principal: 14874 | Promissory note dated May 29, 2024 to Diego Borrego (a director) | $14,874 outstanding at 12/31/2025 | bears interest at 6% per annum | payable in monthly installments of $1,000 | convertible at holder's option into equity at the Company's then-current valuation. Originally carried in accounts payable at 12/31/2024 and reclassified to notes payable in May 2025. | Related party: Yes (amount: $14,874)

Related party
Name: Diego Borrego
Relationship: Director
Amount: $14,874.00

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering date	Exemption	Security type	Amount sold	Use of proceeds
12/2025	Regulation D	Convertible Note	$14,874	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name: Diego Borrego
Amount Invested: $14,874.00
Transaction type: Loan
Interest rate: 6.0% per annum

Interest rate: 6.0% per annum
Maturity date: 12/31/2025
Outstanding: Yes
Relationship: Director

Name: Kelly Hill
Amount Invested: $17,500.00
Transaction type: Loan
Maturity date: 12/31/2025
Outstanding: Yes
Relationship: Related party

Name: Dennis Kubacak
Amount Invested: $1,697.00
Transaction type: Loan
Outstanding: Yes
Relationship: Shareholder (deceased; estate is payee)

Name: Vince Petrella
Amount Invested: $2,500.00
Transaction type: Loan
Outstanding: Yes
Relationship: Related party

Name: Chad Dinkins
Amount Invested: $5,250.00
Transaction type: Loan
Outstanding: Yes
Relationship: Related party (via H A AG Solutions LLC)

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

Yes

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview of the Business and Financial Condition

Designs, develops, manufactures, and sells IoT sensor solutions and cloud-based monitoring platforms for golf course management, agriculture, sports field management, and environmental monitoring. Revenue from hardware sales, subscription services, and professional services.

We are an early-stage company and have incurred operating losses and negative cash flows from operations since inception. We expect to continue to incur operating losses in the near term.

As of August 11, 2026, we had cash and cash equivalents of approximately $2,500.

Our ability to continue operations is dependent on managing our expenses and, if necessary, obtaining additional financing.

This discussion should be read in conjunction with the financial statements and related notes included in this offering statement.

Business and Operating Uncertainty

Our business operates in an environment subject to various risks, uncertainties, and changing conditions, which makes it difficult to evaluate our business, financial condition, and prospects and may limit the comparability of our results of operations from period to period.

Financial Condition

As of December 31, 2025, our total assets were $103,253 and our current and non-current liabilities, as reflected in available financial statement fields, were $1,007,387.

Our financial statements reflect an early-stage company with limited operating history. Investors should not place undue reliance on historical financial information given the company's limited operating history and the likelihood that future results will differ from historical results.

Liquidity and Capital Resources

As of December 31, 2025, we had cash and cash equivalents of approximately $9,296.

Based on our current operations, we have a monthly net cash burn of approximately $7,000.

Our monthly net cash burn or profit may vary significantly from month to month due to the timing of receipts and expenditures and other short-term factors. As a result, period-to-period comparisons may not be meaningful.

Based on our current plan, we expect to have sufficient cash to fund operations for at least the next 12 months.

To date, our operations have been funded through minimal cash resources and have not included any external financing.

Liquidity Assumptions

Our assessment of our liquidity and ability to fund operations is not a projection and is based on current assumptions regarding operating expenses, cash requirements, and capital needs. These assumptions may change, and actual results may differ materially due to changes in operating conditions, timing of receipts and payments, and other factors.

Dependence on Additional Financing

There can be no assurance that additional financing will be available on acceptable terms, or at all. If we are unable to raise additional capital when needed, we may be required to materially reduce or suspend operations.

Indebtedness and Capital Structure

As of the date of this offering statement, we had total outstanding indebtedness consisting of 1 convertible note and 8 loans and approximately $113,295 in aggregate principal obligations. The indebtedness consists of $35,640, $14,874 (related party), $19,863, $10,971, $17,500 (related party), $5,000, $1,697 (related party), $2,500 (related party), and $5,250 (related party). The material terms of such indebtedness are described in Item 24 of this Form C and include 7.0 interest rate, maturity on 2025-12-31, 6.0 interest rate, maturity on 2025-12-31, no stated interest rate, maturity on 2025-12-31, 6.0 interest rate, no stated maturity date, no stated interest rate, maturity on 2025-12-31, no stated interest rate, no stated maturity date, no stated interest rate, no stated maturity date, no stated interest rate, no stated maturity date, and no stated interest rate, no stated maturity date.

(For the avoidance of doubt, SAFEs are not treated as indebtedness.)

During the past three years, we have conducted exempt offerings, resulting in the issuance of securities in aggregate amounts of approximately $14,874.

Known Trends, Events, and Uncertainties

Management is not currently aware of any known trends, events, or uncertainties that are reasonably likely to have a material adverse effect on our financial condition or results of operations over the next 12 months.

The absence of a discussion of any particular trend, event, or uncertainty should not be interpreted to mean that such matters do not exist; rather, it reflects management's judgment based on information currently available.

Changes Since the Date of the Financial Statements

There have been no material changes in our operations or financial condition since the date of the financial statements included in this offering.

Impact of This Offering

The proceeds from this offering are expected to be used to Market Expansion into new verticals and development of new products. 40% - Sales & Marketing 26.1% - Operations & Teams 26.1% - Product Development 7.9% - Wefunder fee. The timing and extent of our use of

proceeds will depend on the amount of proceeds raised and future operating conditions. Additional detail regarding our planned use of proceeds is provided in Item 10 of this Form C.

There can be no assurance that the proceeds of this offering will be sufficient to fund our operations or achieve our business objectives.

Certain information relevant to understanding our financial condition and liquidity is presented elsewhere in this offering statement, including in the financial statements, related notes, and the sections describing indebtedness and prior financings.

Forward-Looking Statements

This discussion contains forward-looking statements that are based on management's current expectations and assumptions. Actual results may differ materially from those expressed or implied by these statements.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements.

I, Brad David, certify that:

(1) the financial statements of GroundWorx Inc. included in this Form are true and complete in all material respects; and

(2) the financial information of GroundWorx Inc. included in this Form reflects accurately the information reported on the tax return for GroundWorx Inc. filed for the most recently completed fiscal year.

Brad David

Brad David
CEO

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

- i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
- ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
- iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

- i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
- ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
- iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

- i. at the time of the filing of this offering statement bars the person from:
  - A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No
  - B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No
  - C. engaging in savings association or credit union activities? ☐ Yes ☑ No
- ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

- i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No
- ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No
- iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

- i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No
- ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an individual that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such circumstances, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possible that in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. If applicable, the Company may also be required to pay Wefunder certain fees for the preparation of tax filings. Such fees and the Company's obligation to deliver required tax documents are further specified in the related Tax Services Agreement ("TSA").

Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

Potential Dissolution of the SPV. The Company has agreed that it will pay an administrative fee and / or certain tax fees to Wefunder, in addition to delivering required tax information in the manner prescribed by the TSA, where applicable. Failure to pay such fees or provide Wefunder with required tax information could result in the dissolution of the SPV (an "SPV Dissolution Event"). Subsequent to an SPV Dissolution Event, the securities held by the SPV would be distributed directly and proportionally to the individual investors. This could create administrative complexities, as investors would need to manage the securities themselves rather than having them held and administered by the SPV. Additionally, the unplanned distribution of securities may not align with investors' intended investment strategy or asset allocation.

Upon an SPV Dissolution Event, the Investor hereby consents to and agrees to accept direct assignment of the SPV's rights and obligations under any investment agreements between the SPV and the Company that is located in the Form C or C/A offering materials. The Investor acknowledges they will be bound by all terms and conditions of such agreements as if they were an original party thereto.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://www.getgroundworx.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million; or
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement - Early Bird
- Early Bird Groundworx Preferred Stock Agreement
- SPV Subscription Agreement
- Groundworx Preferred Stock Agreement

Appendix C: Financial Statements

- Financials 1
- Financials 2

Appendix D: Director & Officer Work History

- Brad David
- Dennis Clark
- Diego Borrego
- Kelly Hill
- Sandy Robertson
- Vince Petrella
- Wade Williams

Appendix E: Supporting Documents

- ttw_merged_comms

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement - Early Bird
- Early Bird Groundworx Preferred Stock Agreement
- SPV Subscription Agreement
- Groundworx Preferred Stock Agreement

Appendix C: Financial Statements

- Financials 1
- Financials 2

Appendix D: Director & Officer Work History

- Brad David
- Dennis Clark
- Diego Borrego
- Kelly Hill
- Sandy Robertson
- Vince Petrella
- Wade Williams

Appendix E: Supporting Documents

- ttw_merged_comms

Wefunder Portal will review the information you provide before we agree to submit a Form C to the SEC. Our review is designed to assess whether the information you have provided is complete and not inaccurate, misleading or otherwise fraudulent. Despite our review, the company submitting this Form C may be held responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading. By submitting your Form C to us, you acknowledge this. You also agree to provide any additional information or clarification we may request from you so that the Form C we submit on your behalf, in our reasonable, good faith review, does not contain incorrect information. Wefunder Portal will not submit a Form C that we believe, in our sole discretion, omits material information or contains false or misleading information. As a result, there is no guarantee that we will submit a Form C on your behalf.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the Form C.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C, any future non-material Form C-A, any future Form C-U, and any future Form C-W on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.

Before you click on the button below, please review the information you have provided carefully.

We strongly recommend you have your company's lawyer review the information as well. The company submitting this Form C is responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading.

☑ **I verify the Form C is 100% accurate**

☑ **I agree to the** Wefunder Listing Agreement

☑ **I agree to the** Lead Investor Agreement

☑ **I agree to the** Rule 3a-9 Undertakings Agreement

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

GroundWorx Inc.

By

Brad David

Founder / Chief Executive Officer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Brad David

Founder / Chief Executive Officer
9/10/2026

Dennis Mathew Clark

Board Member
9/11/2026

Diego Antonio Borrego

CTO and President
9/11/2026

Vince Petrella

Board Member
9/11/2026

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.